KINGSWAY ANNOUNCES THAT A.M. BEST AFFIRMS FINANCIAL RATINGS OF
US SUBSIDIARIES; CANADIAN SUBSIDIARIES RETAIN LOWERED EXCELLENT RATING

Toronto, Ontario (February 27, 2003) – Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) announced today A.M. Best Co. has completed its annual review of the financial strength ratings of its insurance subsidiaries and has affirmed the ratings of its U.S. insurance subsidiaries. A.M. Best has lowered the financial strength ratings of Kingsway’s Canadian insurance subsidiaries to A- (Excellent) from A (Excellent). The rating for our largest U.S. insurance subsidiary remains under review with negative implications pending completion of our previously announced capital raising initiatives and effective management of the subsidiary’s premium growth in 2003.

Offsetting the negative rating factors, A.M. Best cited Kingsway’s lead market position as the largest provider of non-standard auto and motorcycle insurance in Canada and the prospect of improved underwriting and operating performance in 2003. It recognized that Kingsway anticipates improved results in Canada in 2003, citing Kingsway’s proactive approach to settling claims and combating fraud in Ontario, significant rate increases that were implemented in late 2002, and new regulatory legislation in Ontario.

“While we continue to take advantage of hard insurance markets, we expect that A.M. Best will look favourably on the completion of our previously announced capital raising initiatives as long as we limit our growth to a sustainable level” said Bill Star, President and Chief Executive Officer.

About Kingsway

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and Dominion Bond Rating Service. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com